UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)<F1>

                               Movado Group, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)
                                   624580 10 6

                                 (CUSIP Number)

                                 Sonia Grinberg
                             c/o Movado Group, Inc.
                                125 Chubb Avenue
                          Lyndhurst, New Jersey  07071
                                  201-460-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 624580 10 6                          Page   2    of   4   Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Sonia Grinberg

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
        Not Applicable
                                                                     (b) / /


   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
             00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

        Not Applicable

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                7   SOLE VOTING POWER
  NUMBER OF             103,040
   SHARES
BENEFICIALLY    8   SHARED VOTING POWER
  OWNED BY?            34,779
    EACH
  REPORTING
   PERSON       9   SOLE DISPOSITIVE POWER
    WITH                103,040

               10   SHARED DISPOSITIVE POWER
                        34,799

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  137,819

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          /x/
        1,307,251 Shares beneficially owned by Mrs. Sonia Grinberg's husband as to which shares Mrs. Sonia Grinberg disclaims beneficial ownership.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  3.86%

  14    TYPE OF REPORTING PERSON*
            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                 Item 1.  Security and Issuer.

                 Common Stock, par value $.01 per share

                 Movado Group, Inc.
                 125 Chubb Avenue
                 Lyndhurst, NJ  07071

                 Item 5.  Interest in Securities of the Issuer.

                 (a)      The Reporting Person beneficially owns one hundred

thirty-seven thousand eight hundred nineteen (137,819) shares of Class A Common

Stock, par value $.01 per share ("Class A Common Stock"), which is convertible on a one-for-one basis into Common Stock, par value $.01 per share, of the issuer (representing 3.86% of the issued and outstanding shares of the class of securities identified in Item 1).  Of these shares of Class A Common Stock, one hundred three thousand forty (103,040) shares are owned individually by the

Reporting Person, and thirty-four thousand seven hundred seventy-nine (34,779)

shares are owned by the Grinberg Foundation, a non-profit corporation of which

Mrs. Sonia Grinberg, her husband and Mr. Leonard Silverstein are the directors and officers.  The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that the Reporting Person is,

for the purposes of Section 13(d), the beneficial owner of any securities covered by this statement other than those shares individually owned by the

Reporting Person.

                 (b)      The Reporting Person has sole voting and dispositive

power with respect to the one hundred three thousand forty (103,040) shares of

Class A Common Stock individually owned by the Reporting Person and shared voting and dispositive power with Messrs. Gedalio Grinberg and Leonard

Silverstein with respect to the thirty-four thousand seven hundred seventy-nine

(34,779) shares of Class A Common Stock owned by the Grinberg Foundation.

                 (c)      On November 19, 1996, the Reporting Person disposed

of four hundred thousand (400,000) shares of the Class A Common Stock of the issuer by gift to her husband, Mr. Gedalio Grinberg.

                 (d)      To the knowledge of the Reporting Person, no other

person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                 Item 6.  Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.  The Report Person is

not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits,

division of profits or loss, or the giving or withholding of proxies.

                 Item 7.   Material to be Filed as Exhibits.  None.



                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 9, 1996                                     /s/ Sonia Grinberg
                                                  -------------------------
                                                         Sonia Grinberg